UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

THE BABCOCK & WILCOX COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	001-34658	80-0558025
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

THE HARRIS BUILDING 13024 BALLANTYNE CORPORATE PLACE SUITE 700 CHARLOTTE, NORTH CAROLINA		28277
(Address of principal executive officers)		(Zip Code)

JAMES D. CANAFAX
SENIOR VICE PRESIDENT, GENERAL COUNSEL,
CHIEF COMPLIANCE OFFICER AND CORPORATE SECRETARY
THE HARRIS BUILDING
13024 BALLANTYNE CORPORATE PLACE
SUITE 700
CHARLOTTE, NORTH CAROLINA
(704) 625-4900
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

THE BABCOCK & WILCOX COMPANY

I N D E X - F O R M    SD

SECTION 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

In this Form SD, unless the context otherwise indicates, “B&W”, “we,” “us” and “our” mean The Babcock & Wilcox Company and its consolidated subsidiaries.

In 2012, the Securities and Exchange Commission (“SEC”) issued final rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. These rules require public companies to disclose their use of conflict minerals within manufactured products. The term “conflict minerals” refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold (“3TG”) that is necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”). Therefore, we performed a good faith reasonable country of origin inquiry to determine whether any of the 3TG we utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country. Following the completion of this good faith reasonable country of origin inquiry, we were unable to determine the source and chain of custody of such 3TG. Accordingly, we have filed a Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Our website address is www.babcock.com. We will make available through the Investor Relations section of this website under “SEC Filings,” this Form SD, including the Conflict Minerals Report, as soon as reasonably practicable after we electronically file our Form SD with the SEC. We have also posted our Conflict Minerals Policy on our website. The inclusion of our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein.

Item 1.02	Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.02 to this Form SD.

SECTION 2 – Exhibits

Item 2.01	Exhibits.

The following exhibit is filed as part of this annual specialized disclosure report on Form SD:

Exhibit Number	Description

1.02	Conflict Minerals Report for the year ended December 31, 2013 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE BABCOCK & WILCOX COMPANY

June 2, 2014	By:	/s/ James D. Canafax
James D. Canafax Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
1.02	Conflict Minerals Report for the year ended December 31, 2013 as required by Items 1.01 and 1.02 of this Form.

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